

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

April 18, 2006

Mr. Richard K. Reece
Senior Vice President and Chief Financial Officer
Acuity Brands, Inc.
1170 Peachtree Street, N.E., Suite 2400
Atlanta, Georgia 30309

> **RE: Form 10-K for the Fiscal Year ended August 31, 2005
> Form 10-Q for the Fiscal Quarters November 30, 2005 and February
> 28, 2006
> File No. 1-16583**

Dear Mr. Reece:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief